UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Applied Digital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
038169 207
(CUSIP Number)
Jason Zhang*
c/o Donald Lam
10900 NE 4th Street, Suite 1850
Bellevue, WA 98004
425-462-4700
*Due solely to changes in the outstanding shares of Common Stock of the Issuer, the Reporting Person no longer beneficially owns more than 5% of the Issuer's shares of Common Stock and the Reporting Person is voluntarily exiting the reporting system.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 29, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 038169 207

1	NAME OF REPORTING PERSON: Jason Zhang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,784,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,784,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,784,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 038169 207
ITEM 1.	SECURITY AND ISSUER:
The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends and supplements the Schedule D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule D, as amended. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Applied Digital Corporation (the "Issuer"). The Issuer's principal executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219.
ITEM 2.	IDENTITY AND BACKGROUND:
Jason Zhang (the "Reporting Person") is an individual who serves as a consultant to the Issuer, and has a principal business address c/o Applied Digital Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219. The Reporting Person is also a private investor in other entities. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Prior to November 7, 2023, the Reporting Person beneficially owned 3,176,026 outstanding shares of Common Stock and had been granted (1) 5,000,000 restricted stock units (RSUs), of which 4,386,848 vested on November 7, 2023 and 613,152 will vest on November 7, 2024 and (2) 240,000 RSUs one-third of which vested on April 4, 2024, and one-sixth of which will vest or have vested on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026, in each case by the Issuer in connection with the Reporting Persons consulting services rendered to the Issuer.

On November 20, 2023, the Reporting Person sold 136,000 shares of Common Stock on the open market at a price of $4.37 per share. The Reporting Person completed this transaction for tax purposes.

On February 16, 2024, the Reporting Person sold 150,000 shares of Common Stock on the open market at a price of $4.84 per share. The Reporting Person completed this transaction for tax purposes.

On February 20, 2024, the Reporting Person sold 365,618 shares of Common Stock on the open market at a price of $4.73 per share. The Reporting Person completed this transaction for tax purposes.

On February 21, 2024, the Reporting Person sold 315,853 shares of Common Stock on the open market at a price of $4.46 per share. the Reporting Person completed this transaction for tax purposes.

On February 22, 2024, the Reporting Person sold 294,816 shares of Common Stock on the open market at a price of $4.42 per share. The Reporting Person completed this transaction for tax purposes.

On February 23, 2024, the Reporting Person sold 500 shares of Common Stock on the open market at a price of $4.39 per share. The Reporting Person completed this transaction for tax purposes.

On February 26, 2024, the Reporting Person sold 122,000 shares of Common Stock on the open market at a price of $4.17 per share. The Reporting Person completed this transaction for tax purposes. Also on February 26, 2024, in a separate transaction, the Reporting Person sold 34,841 shares of Common Stock on the open market at a price of $4.30 per share. Both of these transactions were performed for tax purposes.

On February 27, 2024, the Reporting Person sold 187,559 shares of Common Stock on the open market at a price of $4.32 per share. The Reporting Person completed this transaction for tax purposes.

On February 28, 2024, the Reporting Person sold 282,018 shares of Common Stock on the open market at a price of $4.44 per share. The Reporting Person completed this transaction for tax purposes.

On February 29, 2024, the Reporting Person sold 9,128 shares of Common Stock on the open market at a price of $4.47 per share. The Reporting Person completed this transaction for tax purposes.

On April 4, 2024, the Reporting Person was issued 80,000 shares of Common Stock as part of the vesting of RSUs as stipulated in the Consulting Services Agreement between Issuer and Reporting Person (Exhibit A).

On October 4, 2024, the Reporting Person was issued 40,000 shares of Common Stock as part of the vesting of RSUs as stipulated in the Consulting Services Agreement between Issuer and Reporting Person (Exhibit A).

As of the date of this filing, the Reporting Person beneficially owned 5,784,541 shares of Common Stock, which is equal to 2.69% of the outstanding shares of Common Stock.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Person does not at the present time have any plans or proposals which relate to or would result in:
(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuers board of directors;
(b)
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)
A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)
Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)
Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuers business or corporate structure;
(g)
Changes in the Issuers Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)
A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)
Any action similar to any of those enumerated above.

All transactions conducted during the reporting period and outlined on this Schedule 13D/A were conducted for tax purposes.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)-(b) As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 5,784,541 shares over all of which securities he has sole voting and dispositive power.
The 5,784,541 shares of Common Stock beneficially owned by the Reporting Person represent 2.69% of the issued and outstanding shares of Common Stock based on 215,359,125 shares of Common Stock outstanding as of October 8, 2024 as set forth in the Issuers Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on October 9, 2024.
(c) Except for issuance of 80,000 shares of Common Stock upon the vesting of RSUs on April 4, 2024, the issuance of 40,000 shares of Common Stock upon the vesting of RSUs on October 4, 2024, and the open market sales by the Reporting Person set forth in Item 3 above, there have been no transactions in the securities of the Issuer by the Reporting Person during the past sixty days.
(d) None.
(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit A: Consulting Services Agreement between Reporting Person and Issuer

CUSIP No.: 038169 207
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 11 2024	Jason Zhang By: /s/ Jason Zhang Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 038169 207
CONSULTING SERVICES AGREEMENT
THIS CONSULTING SERVICES AGREEMENT (this Agreement) is made as of
September1, 2022 (the Effective Date), and by and between JASON ZHANG (Consultant), and
Applied Blockchain, Inc. (Company). Consultant and Company are collectively referred to herein as, the
Parties.
The Company desires to engage Consultant to provide the services described below, and Consultant desires to perform such services for the Company.
In consideration of the premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties do hereby agree as follows:
1. Term. The term of this Agreement shall begin on the Effective Date and shall continue for a period of three (3) years thereafter, subject to the termination provisions herein (the Term). Should the parties wish to extend the Term, they shall negotiate in good faith an extension that is mutually agreeable.
2. Services. Consultant agrees to provide ongoing advice and guidance, and to perform such services including, but not limited to, oversight of the management team and assistance, as necessary, to the CEO. All services and assistance rendered by Contractor pursuant to this Section 2 shall be collectively referred to as the Services.
3. Fees and Expenses; Equity.
(a) Subject to the terms and conditions set forth in this Agreement, Company hereby agrees to pay the Consultant:
(I) $25,000 per month, payable on or about the first day of each month during the Term (the Monthly Fee)
(II) Annual bonus potential of up to 100% of the base Monthly Fee ($25,000 per month), paid out at the end of each fiscal year, starting from the new fiscal year beginning June 2022
(III) One-time signing bonus of $250,000 (corresponding to services provided from August 2021 through May 2022) to be paid no later than March 1,
2023.
(b) Consultant shall be responsible for paying his own expenses in connection with the performance of the Services hereunder. Notwithstanding the foregoing, the Company agrees that it will reimburse Consultant for certain, limited, reasonable and necessary business development expenses (i.e., equipment, travel, meals, mileage), provided, proper paper substantiation in the form of receipts is timely provided.
(c) As equity compensation payable to Consultant under this Agreement for the
Services, on the Effective Date, the Company issues to Consultant, 5,000,000 (five million)
restricted shares (the Consultant Shares) of Common Stock of the Company (the Common
Stock), subject to the vesting schedule set forth below. The Consultant Shares shall vest according to the following schedule:
(I) 4,386,848 (four million three hundred eighty-six thousand eight hundred forty-eight) of the Consultant Shares will vest upon the first anniversary of the signing of this Agreement; the remaining 613,152 ( six hundred thirteen thousand one hundred fifty-two) of the Consultant shares will vest on the second anniversary of the signing of this agreement, with the stipulation that the Consultant remains as a consultant. The Consultant
Shares will be subject to the specific terms of a separate award agreement that will be provided to the Consultant and will reflect all applicable terms and provisions of the Restricted Stock award.
(d) Consultant hereby authorizes the Company to withhold shares of Common Stock from the shares of Consultant Stock otherwise issuable or deliverable to the Consultant as a result of the vesting of the Consultant Stock to satisfy any federal, state or local tax withholding obligations of the Consultant.
(e) Notwithstanding any action the Company takes with respect to any or all income tax or other tax-related withholding (Tax-Related Items), the ultimate liability for all Tax-
Related Items is and remains Consultants responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant, vesting or settlement of the Consultant Shares or the subsequent sale of any shares; and
(b) does not commit to structure the Consultant Shares to reduce or eliminate Consultants liability for Tax-Related Items.
4. Independent Contractor. The Parties agree that Consultant is and shall be an independent contractor with respect to Company. There is no employment relationship between the parties. The Services shall be performed by the Consultant under his own superintendence and at his own risk. Consultant shall be responsible for utilizing his own equipment and contacts in connection with the Services.
5. Taxes and Reporting Requirements. Consultant covenants and agrees that he will prepare all applicable income and information tax returns and all other governmental reports of any kind and report all taxes resulting from the performance of the Services in a manner consistent with this Section 5.
Consultant shall be liable for and shall indemnify Company with respect to all taxes, contributions and penalties imposed on Company by any governmental or other public authority having jurisdiction with respect to or measured by the income or profit received by Consultant pursuant to this Agreement, including all payment and contribution requirements pursuant to workers compensation, employment insurance and income tax, or any such similar legislation or requirement as may be in force from time to time.
6. Non-Exclusive Relationship. Consultant performs and may continue to perform services for and on behalf of third parties; provided, however, that the performance of services for third parties does not create a conflict of interest in respect of Consultants responsibilities and obligations to Company pursuant to this Agreement or otherwise cause Consultant to violate any of the terms or conditions set forth herein.
7. Restrictive Covenants. As used herein, Restrictive Covenants refers to the matters discussed in this Section 7.
7.1. Protection of Confidential Information.
(a) Access. Company and Consultant acknowledge that to assist Consultant in the performance of the Services hereunder, Consultant will, from time to time, receive or have access to Confidential Information (as defined below) owned by the Company, its affiliates and/or third persons (including Clients (defined below) and prospective Clients (also defined below) who have furnished such information and materials to the Company under obligations of confidentiality).
(b) Definitions.
(1) Confidential Information. Confidential Information means any and all trade secrets concerning the business and affairs of the Company or its affiliates, Clients, and Third Party Relationships, including, but not limited to, vendor lists, vendor information, supplier information, pricing data and information, product specifications, inventions, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, market studies, business plans, and computer software and programs; provided, however, that Confidential Information does not include any of the foregoing that becomes generally known to and available for use by the public other than as a result of the Consultants acts or omissions.
(2) Client. Client means any individual, business, partnership, corporation, association, or other entity to whom services have been provided or products have been sold by the Company or one of its affiliates during the time frame in which Consultant provides services to the Company.
(3) Restricted Period. Restricted Period refers to the period Consultant provides Services to the Company and for twelve (12) months immediately following the termination of Consultants retention for any reason.
(4) Third Party Relationships. Third Party Relationships means any of the
Companys or its affiliates suppliers, vendors, referral sources, financial institutions, or any other business, entity, or individual that works with the Company or its affiliates.
(c) Non-Disclosure. Consultant shall hold in strict confidence and shall not directly or indirectly disclose, disseminate, publicize, use, copy or make lists of any, or use any Confidential
Information, except to the extent authorized in writing by the Company or required by any court or administrative agency of competent jurisdiction, other than: (I) to an authorized employee or authorized independent contractor or authorized agent of the Company; or (ii) to a person to whom disclosure is, or use of which is, reasonably necessary or appropriate in connection with the performance by the Consultant of the Consultants Services to the Company as set forth in this
Agreement.
7.2. Return of Documents. All records, files, notes or other documents or materials, whether in written or electronic form, and all copies thereof, relating to the Company or its operations, business or affairs that the Consultant shall prepare, use or is provided with in connection with the Consultants
Services, shall be and shall remain the sole and exclusive property of the Company. Consultant shall promptly return to the Company all such records, files, notes or other documents, including, without limitation, Confidential Information, or materials and copies thereof in the Consultants possession or under the Consultants custody or control upon the termination of this Agreement or such earlier time or times as the Company may request.
7.3. Non-Solicitation of Clients and Personnel; Non-Interference. Consultant acknowledges and agrees that (is) the Company has made substantial investments to develop its business interests and goodwill and to provide special training and access to Confidential Information to Consultant for the performance of Consultants duties hereunder; and (ii) the success of the Companys business in the marketplace depends upon its goodwill and reputation for quality and dependability. During the Restricted
Period (defined above), Consultant (individually, or through or on behalf of any entity, person, corporation, or partnership) shall not, in any capacity or for anyone other than the Company, directly or indirectly, without the prior written consent of the Board of the Company:
(a) induce, recruit, solicit, entice, or attempt to induce, recruit, or solicit any Client or
Third-Party Relationship to terminate, alter, or limit its, his, or her relationship with the Company;
(b) interfere with the Companys relations with its Clients or Third-Party
Relationships, or otherwise divert business from the Company; or
(c) take away or assist others in recruiting, soliciting or hiring any person or entity who Consultant comes into contact with directly as a result of Consultants retention by the
Company, or encourage such person or entity to terminate his employment or independent contractor relationship with the Company or representative of the Company, other than pursuant to general advertisements.
7.4. Enforcement. Consultant agrees that a breach or a threatened or reasonably anticipated breach on his part of the Restrictive Covenants will cause such damage to the Company as will be irreparable and for that reason Consultant further agrees that the Company shall be entitled to injunctive or other equitable relief as determined by any court of competent jurisdiction. The Company is entitled to such relief in a court of competent jurisdiction to secure emergency relief notwithstanding Section 10. If any such injunctive or other equitable relief is granted, the Company shall be entitled to discontinue making any payments to the Consultant under the terms of this Agreement until such time as the Consultant is in compliance with the Restrictive Covenants as written, or as modified by a court of competent jurisdiction.
This right to pursue injunctive relief shall be cumulative and in addition to any and all other remedies the
Company may have, including, specifically, recovery of damages.
7.5. Extension of Restricted Period for Injunctive Relief. If the Consultant violates the
Restrictive Covenants and the Company brings legal action for injunctive or other relief under Section 7.4, the Company shall not be deprived of the benefit of the full period of the Restrictive Covenants as a result of the time spent by the Company in obtaining such relief and the Restricted Period shall be tolled for the duration of any period during which the Company seeks and obtains such relief from a court of competent jurisdiction.
7.6. Reasonableness of Restrictions. Consultant expressly acknowledges and agrees that the
Restrictive Covenants are reasonable as to both scope and time.
8. Termination of Agreement. This Agreement may be terminated at any time prior to or after the Effective Date, without justification, by either Party (the Terminating Party) by giving to the other
Party ten (10) days prior written notice of the Terminating Partys intent to terminate this Agreement. Such termination shall not prejudice any remedy that either Party may have at law, in equity or under this
Agreement.
9. Notices. All notices, requests, consents and other communications provided for herein shall be in writing and shall be (I) delivered in person, (ii) transmitted by telecopy or email, (iii) sent by first-class, registered or certified mail, postage prepaid or (iv) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below.
10. Arbitration. Except as otherwise provided below, all claims, disputes, controversies, and causes of action arising hereunder or otherwise related to Consultants Services with the Company shall be finally resolved by arbitration administered by JAMS under and in accordance with its Comprehensive
Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered by any court having competent jurisdiction in accordance with this Agreement. Arbitration must be initiated within 180 days of the date the claim arises, unless a longer time period for commencing an action is provided under federal or state law. The arbitration shall take place in Dallas, Texas. The Party initiating arbitration shall request a list of eleven (11) impartial arbitrators from the office of JAMS in Dallas, Texas. From this list, the
Parties will alternately strike arbitrators (with the Party initiating arbitration making the first strike) until one name is left. Discovery in the arbitration shall be as limited as reasonably possible. The arbitration, including the hearing and record of the proceedings, are confidential and shall not be open to the public unless all Parties agree in writing or as otherwise required by applicable law. The prevailing Party shall be reimbursed its costs, including reasonable attorneys fees and arbitration expenses proportionate to the degree of its success from the other Party.
11. Miscellaneous.
(a) Amendments. This Agreement may be modified or amended only with the prior written consent of each of the Parties hereto.
(b) Entire Agreement. This Agreement (I) contains the complete and entire understanding and agreement of the Parties hereto with respect to the subject matter hereof and (ii)
supersedes all prior and contemporaneous understandings, conditions and agreements, oral or written, express or implied, respecting the engagement of the Consultant in connection with the subject matter hereof.
(c) Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors and assigns of the Parties hereto whether so expressed or not.
(d) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.
(e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.
(f) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word including in this Agreement shall be by way of example rather than by limitation.
(g) Governing Law/Forum Selection Clause. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. The Parties agree that any dispute arising out of this Agreement will be litigated exclusively in state or federal court in Dallas County,
Texas.
IN WITNESS WHEREOF, the Parties hereto have executed this Consultant Services Agreement on the date first written above.
COMPANY:
APPLIED BLOCKCHAIN, INC.
By: /s/ David Rench
Name: David Rench
Title: CFO
CONSULTANT:
By: /s/ Jason Zhang
Name: Jason Zhang
Address: 2230 Evergreen Point Rd
Medina, WA 98039
Email: Jason@applieddigital.com